FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta CEO Michael Pragnell emphasizes European leadership role in meeting global food and agriculture challenge

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: October 16, 2003	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Legal Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung – Pressrelease

Syngenta CEO Michael Pragnell emphasizes European leadership role in meeting global food and agriculture challenge

Basel, Switzerland, October 16, 2003

At the first European Parliamentary Symposium on Agriculture held in Brussels today, World Food Day, Syngenta CEO and President of CropLife International, Michael Pragnell, underlined the pivotal role of European public and private bodies in the global challenge of food, agriculture and development.

Syngenta’s CEO affirmed Europe’s responsibilities to the rest of the world in agriculture. These, he said, were never greater, in particular towards developing countries. Emphasizing that agriculture was key to international development, Mr. Pragnell noted that “There are many examples where the message ‘get agriculture right first’ has paid dividends to development.”

The global challenge of population growth and food security, water scarcity and climate change, and poverty and rural development had to be addressed by sustainable increases in agricultural production. Sustainability, Mr. Pragnell stressed, was the key test. Syngenta was an active participant in international efforts toward sustainable agriculture, joining in the World Bank’s ongoing assessment of agricultural science and technology and promoting public/private partnerships. The three pillars of sustainability - social, environmental and economic - had to be integrated “in reconciling consumer and societal demands, which are themselves frequently in conflict”.

Both public and private sectors had a major contribution to make towards sustainable agriculture, Mr. Pragnell asserted. In the key area of research and development, the R&D intensity of agribusiness, averaging over 10% of sales, was surpassed only by pharmaceuticals amongst major industrial sectors. This rate of investment could only be sustained within a stable regulatory environment, independent of the executive of the day and empowered to act in consumers’ interest to build public confidence in science and agricultural production.

Addressing trade issues, Michael Pragnell regretted the latest round of talks in Cancun had not succeeded in advancing increased global trade and market access. He reaffirmed that the industry was strongly supportive of progress in tariff reductions; he emphasized that “the advantages of modern agriculture should be enjoyed in both the developed and the developing world.”

The Symposium was convened by the President of the European Parliament Committee for Agriculture and Rural Development, Mr. Joseph Daul, MEP. Speakers and participants included Franz Fischler, European Commissioner for Agriculture, Rural Development and Fisheries, Wojciech Olejnicsak, Polish Minister for Agriculture, and other leading representatives from European and US authorities, producers, farmers, and consumer organizations relating to agriculture.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

For further information please contact:
Michael Stopford, Basel, Switzerland	+41 61 323 68 19